Exhibit 99.2

AKSO HEALTH GROUP

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF AKSO HEALTH GROUP FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 19, 2023.

The undersigned, a holder of                                    ordinary shares of Akso Health Group, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of shareholders of the Company (the “AGM”) (the “Notice”) and proxy statement, and hereby appoints                                                (insert name) or failing him/her, Ms. Yilin (Linda) Wang, the chairwoman of the board of directors of the Company, (the “Proxy”) with full power to each of substitution, as our duly authorized proxy with full power to attend the AGM on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held at Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong) at 10:00 a.m. (Beijing Time) on June 19, 2023 and at any adjournment thereof, and to vote all the aforesaid ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (or if no voting instructions are specified by the undersigned below, at the discretion of the Proxy) and (ii) in the discretion of the Proxy upon such other business as may properly come before the AGM, all as set forth in the Notice and in the proxy statement furnished therewith.

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on April 14, 2023 (Cayman Islands Time).  In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the Proxy “FOR” the following proposals:

Proposal I: As an ordinary resolution:

To appoint each of the five directors named in the proxy statement accompanying this Notice to shareholders to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

For	Against	Abstain
☐	☐	☐

Proposal II: As an ordinary resolution:

To ratify the appointment of OneStop Assurance PAC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.

For	Against	Abstain
☐	☐	☐

Proposal III: As an ordinary resolution:

To approve the increase of the Company’s authorized shares from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 by the creation of an additional 4,500,000,000 ordinary shares of a par value of US$0.0001 each.

For	Against	Abstain
☐	☐	☐

Proposal IV: As an ordinary resolution:

To approve the 2023 equity incentive plan.

For	Against	Abstain
☐	☐	☐

Dated: , 2023

Shareholder Name:

Signature

NOTES:

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Yilin (Linda) Wang, the chairwoman of the board of directors of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Yilin (Linda) Wang, CEO, Room 8201, 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong), as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	This form of proxy is for use by shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

5.	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.	Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked. If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

7.	Any alterations made to this form must be initialed by you.